
April 19, 2013

Via E-mail
Mr. Dror Levy
Chief Financial Officer
DSP Group, Inc.
2580 North First Street, Suite 460
San Jose, CA 95131

> **Re:    DSP Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on April 11, 2013**
> **Definitive Additional Soliciting Materials**
> **Filed on April 19, 2013**
> **File No. 001-35256**

Dear Mr. Levy:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1.    Please mark your proxy statement and form of proxy "Preliminary Copies."  See Rule 14a-6(e).

Director Independence, page 13

2.    We note the second paragraph of this section.  If the Starboard designees meet the definition of independence, please advise why this paragraph is necessary.  The

paragraph implies that the Starboard designees cannot be expected to act in accordance with their fiduciary duties to all stockholders.  Please also advise us what relationships these designees have with Starboard, other than being designated by them.  If you retain these statements, please disclose that all other nominees also have relationships with those persons who nominated them which "should be taken into account."

Proposal No. 5, page 71

3.      Please disclose that you are providing this vote as required pursuant to Section 14A of the Securities Exchange Act.  See Item 24 of Schedule 14A.

Definitive Additional Soliciting Materials

General

4.      We note the following statements:

- A Minority Shareholder Is Seeking to Hijack Your Company
- the attempt of a narrowly-focused minority shareholder to seize control of the Board of your Company
- Starboard Has Refused to Settle for Anything Less Than Effective Control of your Company by Its Nominees
- they will be satisfied with nothing less than a majority of the Board consisting of hand-picked Starboard nominees that will control your Company

In future filings, please refrain from implying that the Starboard designees would not act consistently with their fiduciary duties to all security holders, or advise us as to the basis for these statements.

5.      We note the following statements:

- they don't have a plan to grow the Company
- They have made it clear that they have one and only one goal—to "explore strategic alternatives" with the objective of selling your Company as quickly as possible

Please provide support for these statements.  While Starboard has stated that they seek to expand the company's current exploration of strategic alternatives, a sale of the company appears to be only one such alternative.  Alternatively, you may refrain from making such statements in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc:     Via E-mail
        Jackie Liu, Esq.
        Morrison & Foerster LLP